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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        Greater Atlantic Financial Corp.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                   391601 10 1
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                                 (CUSIP Number)

              George W. Murphy, Jr., Muldoon Murphy & Faucette LLP,
        5101 Wisconsin Avenue N.W., Washington, D.C. 20016 (202) 686-4901
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 3, 2003
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13d- 1(f) or 240.13d-1(g), check
the following box |_|.


                                                                SEC 300 (07-98)



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                                  SCHEDULE 13D

CUSIP No.  391601 10 1


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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Charles W. Calomiris individually and Charles W. Calomiris as Personal Representative of the Estate of William Calomiris.
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) |X| While there are multiple Personal Representatives, the Estate is a single entity and is not acting in concert with any other person.
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS*
                  PF
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
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                                  7     SOLE VOTING POWER
           NUMBER OF
            SHARES                      75,284 shares
         BENEFICIALLY     ------------------------------------------------------
           OWNED BY               8     SHARED VOTING POWER
             EACH
           REPORTING                    406,095 shares (not including 36,667
            PERSON                      shares of common stock subject to the
             WITH                       exercise of warrants and 318,987 shares
                                        shares of common stock subject to the
                                        conversion of convertible preferred
                                        securities)
                          ------------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER

                                        75,284 shares
                          ------------------------------------------------------
                                 10     SHARED DISPOSITIVE POWER

                                        406,095 shares (not including 36,667
                                        shares of common stock subject to the
                                        exercise of warrants and 318,987 shares
                                        of common stock subject to the
                                        conversion of convertible preferred
                                        securities on or after 60 days from the
                                        Date of Event)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          837,033 shares (including 36,667 shares of common stock subject to the exercise of warrants and 318,987 shares of common stock subject to the conversion of convertible preferred securities)
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES        /__/
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
                        24.9%
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   14     TYPE OF REPORTING PERSON
                        IND
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Item 1.     SECURITY AND ISSUER.
            --------------------

            No change.

Item 2.     IDENTITY AND BACKGROUND.
            ------------------------

            No change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
            --------------------------------------------------

As of the date hereof, Charles W. Calomiris, individually and as one of the Personal Representatives of the Estate of William Calomiris (hereinafter referred to as (the "Reporting Persons") owns 481,379 shares of common stock, presently has exercisable warrants to purchase an additional 36,667 shares of common stock and has 318,987 shares of common stock subject to the conversion of convertible preferred securities. The convertible preferred securities were purchased from Greater Atlantic Financial Corp. (the "Issuer") on March 20, 2002 in a subscription rights offering.

The aggregate cost of the common stock owned by the Reporting Persons as of the date hereof was approximately $562,507, excluding the 379,395 shares of common stock and 36,667 warrants that were acquired as a result of the death of William Calomiris. The convertible preferred securities were purchased for $2,232,240. Except as hereinafter indicated, the funds used by the Reporting Persons to purchase the common stock and the convertible preferred securities have been, and it is expected that funds used by him to purchase additional shares of common stock if additional shares are purchased by him (See Item 4, hereof), will be personal funds of the Reporting Persons.

Item 4.     PURPOSE OF TRANSACTION.
            -----------------------

            No change.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the Reporting Persons own shares of common stock, exercisable warrants and convertible preferred securities to purchase common stock, which constitutes approximately 24.9% of the 3,368,088 shares which he believes to be the total number of shares of common stock presently outstanding plus the number of shares that may be acquired within 60 days by exercise of the warrants and conversion of the convertible preferred securities.

(b) The Reporting Persons has sole power to vote and dispose of the common stock owned by him.

(c) Information with respect to all transactions in common stock effected by the Reporting Persons during the 60-day period ended January 3, 2003, is set forth as follows:



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        The Reporting Persons purchased 5,000 shares of common stock on November
11, 2002 and 3,000 shares of common stock on January 3, 2003.

Item 6.     CONTRACT ARRANGEMENTS. UNDERSTANDING OR
            ----------------------------------------
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            No change.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.
            ---------------------------------

            None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is correct.



Date: January 17, 2003
                              ----------------------------------------------
                              By: George W. Murphy, Jr., Power of Attorney
                              For: Charles W. Calomiris




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